UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.___ )*

TOR Minerals International, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
890878101
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	890878101

1.	NAME OF REPORTING PERSON. Mark A. Graber

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5.	SOLE VOTING POWER

NUMBER OF		477,533

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
BY OWNED BY		675,360(*)

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		477,533

WITH:	8.	SHARED DISPOSITIVE POWER

		675,360(*)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,152,893.

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	11.7%.

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN.

(*) The shares of common stock of the Issuer (the “Shares”) set forth in Items (6) and (8) include (i) 10,000 Shares owned by Mrs. Yolanda Graber, the Reporting Person’s wife and on whose behalf the Reporting Person has voting control, (ii) 635,360 Shares owned by X-L Investments, a Texas general partnership in which the Reporting Person is a partner and has voting control, and (iii) 30,000 shares owned by Four Star Investments, a Texas general partnership over which the Reporting Person has voting control.

Page 2 of 4 pages

Item 1 (a). Name of Issuer:
     The name of the issuer is TOR Minerals International, Inc. (“Issuer”).
Item l(b). Address of Issuer’s Principal Executive Offices:
     The Issuer’s principal executive offices are located at 722 Burleson Street, Corpus Christi, Texas 78402.
Item 2(a). Name of Persons Filing:
     Pursuant to Regulation 13D-G under the Securities Exchange Act of 1934, as amended (the “Act”), Mark A. Graber, the undersigned “Reporting Person,” hereby files this Schedule 13G Statement. Additionally, information is included herein with respect to Ms. Yolanda Graber, the Reporting Person’s wife and on whose behalf the Reporting Person has voting control (“Yolanda Graber”), X-L Investments, a Texas general partnership in which the Reporting Person is a partner and has voting control (“X-L”), and Four Star Investments, a Texas general partnership over which the Reporting Person has voting control (“Four Star”). The Reporting Person, Yolanda Graber, X-L and Four Star are sometimes hereinafter collectively referred to as the “Item 2 Persons.” The Item 2 Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Item 2 Persons that such a group exists.
Item 2(b). Address of Principal Business Office or, if none, Residence:
     The address of the principal business office or residence of each of the Item 2 Persons is 56 Oakwell Farms Parkway, San Antonio, Texas 78218.
Item 2(c). Citizenship:
     All of the natural persons listed in Item 2(a) are citizens of the United States of America.
Item 2(d). Title of Class of Securities:
     This Schedule 13G Statement relates to the Issuer’s common stock, $0.25 par value (the “Stock”).
Item 2(e). CUSIP Number:
     The CUSIP number of the Stock is 890878101.
Item 3.
     Not Applicable.
Item 4. Ownership
     (a)-(b)
     The Reporting Person is deemed, pursuant to Rule 13d-3 of the Act, to be the beneficial owner of 1,152,893 shares of Stock, which constitutes approximately 11.7% of the outstanding shares of the Stock.
     (c)
     The Reporting Person has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 477,533 shares of the Stock
     The Reporting Person has shared power to vote or to direct the vote and to dispose or to direct the disposition of 675,360 shares of the Stock.
Item 5. Ownership of Five Percent or Less of a Class
     Not Applicable.

Page 3 of 4 pages

Item 6. Ownership of More than Five Percent on Behalf of Another Person
     Not Applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
     Not Applicable.
Item 8. Identification and Classification of Members of the Group
     Not Applicable.
Item 9. Notice of Dissolution of Group
     Not Applicable.
Item 10. Certification
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

1-13-09 Date
/s/ Mark A. Graber
Signature

Mark A. Graber
Name/Title

Page 4 of 4 pages